Exhibit (a)(1)(B)

Subject:	U.S. Auto Parts Network, Inc. Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants

To:	Eligible Employees

Date:	August 12, 2013

We are pleased to announce that U.S. Auto Parts Network, Inc. (“U.S. Auto Parts” or the “Company”) is officially commencing its Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants (referred to as the “Offer” or the “Exchange Offer”) today, August 12, 2013. The Offer and withdrawal rights will remain open until 9:00 p.m., U.S. Pacific Time, on Monday, September 9, 2013, unless the Offer is extended. If any of the conditions to the Offer are not satisfied or waived, U.S. Auto Parts will terminate the Offer and will not be able to accept any tendered option grants.

You may take advantage of the Offer if you are an Eligible Employee and you hold Eligible Options. These italicized terms are defined in the Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants document that is attached to this e-mail. Also attached to this e-mail are the following documents related to the Offer:

•	Election Form

•	Eligible Option Information Sheet

•	Notice of Withdrawal

Please carefully read all of the documents included in this e-mail. In order to participate in the Offer, you must meet the criteria and follow the instructions set forth in the attached documents, including returning, as indicated in the attached documents, your properly completed and signed Election Form and Eligible Option Information Sheet, to me, Bryan P. Stevenson, so that I receive them before 9:00 p.m., U.S. Pacific Time, on Monday, September 9, 2013 (or a later expiration date if U.S. Auto Parts extends the Offer). The documents must be delivered using one of the delivery methods outlined in the instructions to the Election Form.

If you have any questions about the Offer, you can contact me at:

Bryan P. Stevenson

U.S. Auto Parts Network, Inc.

16941 Keegan Avenue

Carson, CA 90746

Phone: (310) 735-0092

E-Mail: optionexchange@usautoparts.com

However, please understand that I cannot advise you on whether or not to exchange your options; the Company recommends that you speak with your own financial advisor to address questions about your personal decision whether to participate.